Exhibit 12.01

FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Three Months Ended March 31, 2005	Years Ended December 31,
		2004	2003	2002	2001	2000
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$33,203	$399,536	$225,165	$42,229	$(18,457)	$1,000

Distributed income of equity investees	0	2,141	553	14,089	10,747	12,036

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	74,822	164,156	68,995	2,073	1,083	1,665
Rentals: Equipment and office rent expense—33.33%	1,086	2,798	1,719	1,692	1,657	1,305

Total fixed charges	$75,908	$166,954	$70,714	$3,765	$2,740	$2,970

Pre-tax income (loss) from continuing operations before adjustments for income or loss from equity investees plus fixed charges and distributed income of equity investees	$109,111	$568,631	$296,432	$60,083	$(4,970)	$16,006

Ratio of earnings to fixed charges	1.4	3.4	4.2	16.0	(A )	5.4

(A)	Due to the company’s losses in 2001, the ratio coverage in this year was less than 1:1. The company would have had to generate additional earnings of $7,710 and, respectively, to achieve coverage of 1:1 in these years.